EXHIBIT 99.1

Himax Technologies, Inc. Reports Third Quarter 2019 Financial Results and Provides Fourth Quarter 2019 Guidance

Company Meets Q3 2019 Revenue, Gross Margin and EPS Guidance

Provides Q4 2019 Guidance Revenue to be around Flat Sequentially, Gross Margin to be Slightly Up
Sequentially, IFRS Loss per Diluted ADS to be around 3.0 to 4.5 Cents, and Non-IFRS Loss per Diluted ADS to be around 2.7 to 4.2 Cents

  Q3 revenue decreased 3.0% sequentially to $164.3M, in line with the Company’s guidance
  Product sales: large driver ICs, 30.5% of revenue, down 15.6% QoQ; small and medium-sized driver ICs, 46.9% of revenue, down 5.6% QoQ; non-driver products, 22.6% of revenue, up 31.1% QoQ
  Q3 IFRS gross margin was 19.5%, flat sequentially
  Q3 IFRS loss was $7.2M, or 4.2 cents per diluted ADS, down from loss of $5.2M, or 3.0 cents per diluted ADS in Q2 2019
  Q3 Non-IFRS loss was $6.9M, or 4.0 cents per diluted ADS, down from loss of $4.8M, or 2.8 cents per diluted ADS in Q2 2019
  Q3 IFRS gross margin declined 390 bps year-over-year largely due to pricing pressure and high material cost in LDDIC and smartphone TDDI segments as well as significantly more shipments of lower end TDDI, offset by higher margin from increased WLO shipments which led to higher capacity utilization
  2H19 smartphone TDDI growth below Company’s target: New FHD+ TDDI project opportunities did not materialize due to accelerating adoption of AMOLED display adoption and TDDI adoption is shifting more towards mid- to low-end models where the Company has low market share. Furthermore, TDDI pricing pressure fueled by the increased competition negatively impacting its margins
  Expects automotive and tablet DDIC sales to grow in Q4
  Q3 WLO revenue increased substantially due to a pickup in shipments to fulfill an anchor customer’s higher seasonal demand. Expects a slightly lower shipment volume sequentially in the fourth quarter
  Company has adjusted structured light-based 3D sensing development to focus on applications for non-smartphone segments; actively pursuing smartphone makers’ ongoing time-of-flight (ToF) 3D sensing projects with ecosystem partners by providing WLO optics
  Company’s strategy is to focus on delivering P&L improvement by executing on the technologies it already developed for both DDIC and non-DDIC area
  Company remains positive on its long-term business outlook

TAINAN, Taiwan, Nov. 07, 2019 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the third quarter ended September 30, 2019.

SUMMARY FINANCIALS

Third Quarter 2019 Results Compared to Third Quarter 2018 Results (USD in millions) (unaudited)
	Q3 2019	Q3 2018	CHANGE
Net Revenue	$164.3	$188.4	-12.8%
Gross Profit	$32.0	$44.1	-27.5%
Gross Margin	19.5%	23.4%	-3.9%
IFRS Profit (Loss) Attributable to Shareholders	($7.2)	$0.9	-907.6%
Non-IFRS Profit (Loss) Attributable to Shareholders	($6.9)(1)	$4.5(2)	-254.3%
IFRS EPS (Per Diluted ADS, USD)	($0.042)	$0.005	-907.6%
Non-IFRS EPS (Per Diluted ADS, USD)	($0.040)(1)	$0.026(2)	-254.3%

(1) Non-IFRS Loss attributable to common shareholders and EPS excludes $0.1 million of share-based compensation expenses, net of tax and $0.2 million non-cash acquisition related charge, net of tax. In 2019, Himax did not issue restricted share units (RSU), part of the Company’s share-based compensation, to employees in September like previous years.
(2) Non-IFRS Profit attributable to common shareholders and EPS excludes $3.1 million of share-based compensation expenses, net of tax and $0.5 million non-cash acquisition related charges, net of tax.

Third Quarter 2019 Results Compared to Second Quarter 2019 Results (USD in millions) (unaudited)
	Q3 2019	Q2 2019	CHANGE
Net Revenue	$164.3	$169.3	-3.0%
Gross Profit	$32.0	$32.9	-2.8%
Gross Margin	19.5%	19.5%	-
IFRS Profit (Loss) Attributable to Shareholders	($7.2)	($5.2)	-39.4%
Non-IFRS Profit (Loss) Attributable to Shareholders	($6.9)(1)	($4.8)(2)	-44.0%
IFRS EPS (Per Diluted ADS, USD)	($0.042)	($0.030)	-39.4%
Non-IFRS EPS (Per Diluted ADS, USD)	($0.040)(1)	($0.028)(2)	-44.1%

(1) Non-IFRS Loss attributable to common shareholders and EPS excludes $0.1 million of share-based compensation expenses, net of tax and $0.2 million non-cash acquisition related charge, net of tax. In 2019, Himax did not issue restricted share units (RSU), part of the Company’s share-based compensation, to employees in September like previous years.
(2) Non-IFRS Loss attributable to common shareholders and EPS excludes $0.02 million of share-based compensation expenses, net of tax and $0.4 million non-cash acquisition related charge, net of tax.

2019 Year-to-Date Results Compared to 2018 Year-to-Date Results (USD in millions) (unaudited)
	2019 YTD	2018 YTD	CHANGE
Net Revenue	$496.9	$532.6	-6.7%
Gross Profit	$101.8	$122.5	-16.9%
Gross Margin	20.5%	23.0%	-2.5%
IFRS Profit (Loss) Attributable to Shareholders	($14.7)	$0.1	-13920.8%
Non-IFRS Profit (Loss) Attributable to Shareholders	($13.6)(1)	$4.2(2)	-425.0%
IFRS EPS (Per Diluted ADS, USD)	($0.085)	$0.001	-13919.5%
Non-IFRS EPS (Per Diluted ADS, USD)	($0.079)(1)	$0.024(2)	-425.0%

(1) Non-IFRS Loss attributable to common shareholders and EPS excludes $0.1 million of share-based compensation expenses, net of tax and $1.0 million non-cash acquisition related charge, net of tax. In 2019, Himax did not issue restricted share units (RSU), part of the Company’s share-based compensation, to employees in September like previous years.
(2) Non-IFRS Profit attributable to common shareholders and EPS excludes $3.3 million of share-based compensation expenses, net of tax and $0.8 million non-cash acquisition related charges, net of tax.

“2019 has been a challenging year for Himax. Uncertainty in the global economy continues to overshadow the marketplace, where we are seeing waning demand in all industries that consume display. This, combined with prevailing LCD industry capacity oversupply, has led to severe pricing pressure for panels which inevitably affected the sales and margin of display driver IC across all of our major product segments including TV, smartphone and automotive,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“As we look forward, although at this time we have limited visibility, we do not anticipate the business environment to improve in the near term. Our strategy is to focus on delivering P&L improvement by executing on the technologies we already developed for both driver IC and non-driver IC areas,” concluded Mr. Jordan Wu.

Third Quarter 2019 Revenue Breakdown by Product Line (USD in millions) (unaudited)

	Q3 2019%		Q3 2018%		% Change
Display drivers for large-sized panels	$50.1	30.5%	$66.3	35.2%	-24.5%
Display drivers for small/medium-sized panels	$77.1	46.9%	$85.0	45.1%	-9.2%
Non-driver products	$37.1	22.6%	$37.1	19.7%	-0.1%
Total	$164.3	100.0%	$188.4	100.0%	-12.8%

	Q3 2019%		Q2 2019%		% Change
Display drivers for large-sized panels	$50.1	30.5%	$59.3	35.0%	-15.6%
Display drivers for small/medium-sized panels	$77.1	46.9%	$81.7	48.3%	-5.6%
Non-driver products	$37.1	22.6%	$28.3	16.7%	+31.1%
Total	$164.3	100.0%	$169.3	100.0%	-3.0%

2019 Year-to-Date Revenue Breakdown by Product Line (USD in millions) (unaudited)

	2019 YTD	%	2018 YTD	%	% Change
Display drivers for large-sized panels	$179.4	36.1%	$186.3	35.0%	-3.7%
Display drivers for small/medium-sized panels	$226.4	45.6%	$245.9	46.2%	-7.9%
Non-driver products	$91.1	18.3%	$100.4	18.8%	-9.2%
Total	$496.9	100.0%	$532.6	100.0%	-6.7%

The Company recorded net revenues of $164.3 million, a decrease of 3.0% sequentially and a decrease of 12.8% year-over-year. The sequential decline was mainly due to the anticipated lower sales into TV and smartphone segments. Gross margin was flat sequentially at 19.5%. IFRS loss per diluted ADS was 4.2 cents. Non-IFRS loss per diluted ADS was 4.0 cents.

Revenue from large display drivers was $50.1 million, down 15.6% sequentially, and down 24.5% year-over-year. Clouded by panel makers’ ongoing inventory correction driven by weak TV demand and industry-wide oversupply, Himax’s large panel driver ICs continued to experience lower shipments and pricing erosion in the third quarter. Large panel driver ICs accounted for 30.5% of the Company’s total revenues for the quarter, compared to 35.0% in the second quarter of 2019 and 35.2% a year ago.

Revenue for small and medium-sized display drivers came in at $77.1 million, down 5.6% sequentially and down 9.2% year-over-year. The segment accounted for 46.9% of total sales for the third quarter, as compared to 48.3% in the second quarter of 2019 and 45.1% a year ago. The sequential revenue decrease was mainly due to lower smartphone TDDI and tablet sales, while automotive segment recorded better-than-expected sales. The year-over-year decline was mainly due to lower automotive and tablet driver IC sales. Automotive sales worldwide declined sharply since Q4 2018 over worries of economic slowdown and trade conflicts.

Sales into smartphones were down 7.7% sequentially but up 32.8% year-over-year. The sequential decline was mainly due to lower TDDI shipments. As indicated in the last quarter’s earnings call, the Company’s TDDI sales were challenged by accelerating AMOLED display adoption and rapid ASP erosion caused by increased competition. On a year-over-year basis, Himax’s TDDI shipment doubled as its fulfillment was capped last year by capacity constraint. Sales of the traditional DDICs declined by 1.9% sequentially but increased 6.4% from last year. Display drivers for tablet and other consumer products were down 16.1% sequentially, better than the Company’s guidance of decrease by around 25%, because of customers’ inventory replenishment and more sales into white-box market on the backdrop of a shrinking global tablet market. Year-over-year sales of this segment declined 33.9%.

Driver IC revenue for the automotive application was up 6.1% sequentially. It was down 19.7% from the same period last year due to the declining auto shipments for the reasons stated above.

Revenues from non-driver businesses were $37.1 million, up 31.1% sequentially and flat year-over-year. Non-driver products accounted for 22.6% of total revenues, as compared to 16.7% in the second quarter of 2019 and 19.7% a year ago. The sequential increase was mainly due to higher WLO and CMOS image sensor shipments, offset by lower timing controller sales.

Gross margin for the third quarter was 19.5%, flat sequentially but down 390 basis points from the same period last year. The year-over-year decline can largely be attributed to smartphone TDDI ASP erosion due to increased competition and significantly more shipments of TDDI for the low-end market. Moreover, the Company’s large panel driver IC businesses continued to experience pricing pressure caused by industry-wide TV panel oversupply and high material cost. Nevertheless, the gross margin of the WLO business improved from the same period last year because the increased shipments to an anchor customer have led to higher capacity utilization. Likewise, on sequential basis, the gross margin improvement delivered by more WLO shipments was offset by the slowdown in sales and downward price trends for smartphone TDDI and LDDIC.

IFRS operating expenses were $39.7 million in the third quarter, up 2.0% from the preceding quarter but down 8.5% from a year ago. The sequential increase was caused by increased salary expenses. The year-over-year decrease was mainly a result of reduced restricted share units (RSU) as the Company did not issue RSU like it did in the previous years. RSU is part of the Company’s share-based compensation which it usually rewards employees at the end of each September. Non-IFRS operating expenses for the third quarter were $39.3 million, up 2.3% from the previous quarter and up 1.2% from the same quarter 2018.

On September 23, 2019, Himax’s compensation committee approved an employee stock option plan of up to 3,000,000 units for the same number of Himax ADSs with exercise price being the fair market value of the grant date. On September 30, 2019, the Company granted 2,226,690 units of stock option to certain employees at an exercise price of $2.27. The remaining 773,310 units of stock option can be granted to employees by September 6, 2022 when the current long-term incentive plan will expire. For the portion which has been granted, the Company expects to recognize stock option related compensation expense of $0.33 million in each of Q4 2019 and Q1 2020, and additional $0.12 million in each of Q2 and Q3 2020.

IFRS operating margin for the third quarter was -4.7%, down from 0.4% in the same period last year and down from -3.5% in the prior quarter. The sequential decrease was primarily a result of lower sales and higher operating expenses. The year-over-year decline was a result of lower sales and gross margin, offset by lower operating expenses due to reduced RSU expenses as mentioned earlier.

Third quarter non-IFRS operating loss was $7.3 million, or -4.4% of sales, versus non-IFRS operating income of $5.4 million, or 2.9% of sales, for the same period last year and down from -3.2% a quarter ago. The sequential and year-over-year declines were for the same reasons stated above.

IFRS loss for the third quarter was $7.2 million, or 4.2 cents per diluted ADS, compared to loss of $5.2 million, or 3.0 cents per diluted ADS, in the previous quarter and IFRS profit of $0.9 million, or 0.5 cents per diluted ADS, a year ago.

Third quarter non-IFRS loss was $6.9 million, or 4.0 cents per diluted ADS, compared to non-IFRS loss of $4.8 million, or 2.8 cents per diluted ADS last quarter and non-IFRS profit of $4.5 million, or 2.6 cents per diluted ADS the same period last year.

Balance Sheet and Cash Flow

Himax had $128.0 million of cash, cash equivalents and other financial assets as of the end of September 2019, compared to $102.9 million at the same time last year and $122.4 million a quarter ago. The cash position increased $5.6 million from last quarter due primarily to operating cash inflow of $24.0 million and additional unsecured borrowings of $13.6 million, offset by a capex of $31.2 million. On top of the cash position, restricted cash was $164.0 million at the end of the quarter, almost the same as the preceding quarter and a year ago. The restricted cash is mainly used to guarantee the secured short-term borrowing for the same amount. The Company had $90.6 million unsecured short-term loan at the end of Q3 versus $77 million a quarter ago.

Himax’s inventories as of September 30, 2019 were $167.6 million, down from $188.5 million a quarter ago but up from $145.8 million a year ago. Accounts receivable at the end of September 2019 were $157.3 million, down from $176.2 million last quarter and $187.6 million a year ago. DSO was 86 days at the end of September 2019, as compared to 96 days a year ago and 96 days at the end of the last quarter. As highlighted in the last earnings calls, in response to capacity shortage of foundry and certain packaging material, the Company had to keep the inventory level higher than usual last year. Given the prevailing uncertain market conditions and easing of foundry capacity, the Company has started to control its inventory level since the first quarter of 2019.

Net cash inflow from operating activities for the third quarter was $24.0 million as compared to an inflow of $2.2 million for the same period last year and an outflow of $17.7 million last quarter. The QoQ and YoY cash flow change was mainly a result of lower receivables and inventory.

Third quarter capital expenditures amounted to $31.2 million, versus $8.2 million a year ago and $5.7 million last quarter. The majority of the third quarter capex, totaling $29.2 million, consisted of $27.5 million payment for land purchase, and ongoing payments for the new building’s construction and WLO capacity expansion. The remaining $2.0 million was the investment in design tools and R&D related equipment for the Company’s traditional IC design business. By the end of Q3, Himax has concluded substantially all the capex payments for the new land, building and 3D sensing project with just $1.6 million left to be made in the fourth quarter.

Share Buyback Update

As of September 30, 2019, Himax had 172.2 million ADS outstanding, little changed from last quarter. On a fully diluted basis, the total ADS outstanding are 172.6 million.

Q4 2019 Outlook

As the Company mentioned last quarter, 2019 has been a challenging year for Himax. Uncertainty in the global economy continues to overshadow the marketplace, where the Company is seeing waning demand in all industries that consume display. This, combined with the prevailing LCD industry capacity oversupply, has led to severe pricing pressure for panels which inevitably affected the sales and margin of display driver IC across all major product segments including TV, smartphone and automotive. As the Company looks forward, although at this time it has limited visibility, the Company does not anticipate the business environment to improve in the near term. The Company’s strategy is to focus on delivering P&L improvement by executing on the technologies it already developed for both driver IC and non-driver IC areas.

One of Himax’s major focus areas for business during 2019 has been TDDI for smartphone. This business was negatively impacted by the severe foundry capacity shortage that occurred during 2018 and resulted in the Company’s inability to meet customers’ delivery requirements. Although the capacity constraint was resolved toward the end of 2018, the delay eliminated the Company’s ability to participate in major design-in opportunities that would have driven the business in 2019. While it expects the 2019 smartphone TDDI sales to increase more than 40% against last year, the growth will be below the target the Company set for itself. Even the outlook for smartphone TDDI remain weak in Q4, the Company does anticipate a strong rebound for Q1 2020 and robust growth for 2020.

Display Driver IC Market
LDDIC
The current market for television sales is weak, driving an overcapacity of LCD display. As a result, since the Company’s last earnings call in August, many large-panel makers have cut back their production output. The combination of weak TV sales and reduced production output, as well as relatively high upstream material costs, has put pressure on driver IC demand, negatively impacting its results for the third quarter. For the fourth quarter, the Company expects business to remain flat sequentially for its large display driver IC segment. At this time, Himax is seeing continued concern in the industry over display capacity oversupply extending into 2020. Conversely, Himax and some of its major panel customers foresee a potential foundry capacity shortage of 8-inch silicon wafers for display driver ICs. Anticipating the 8-inch foundry capacity constraint, the Company has already prepared to provide 12-inch foundry capacity and backend packaging and testing to cover the potential 8-inch capacity shortfall for large panel driver ICs. The Company is working closely with panel customers as well as its foundry and backend partners to secure production plans for 2020. The Company’s design project coverage is strong across all leading panel makers. This provides Himax with good ongoing opportunities for 2020.

SMDDIC
As stated in previous earnings calls, in 2018, limited by capacity constraints, Himax chose to focus its shipments of smartphone TDDI to higher-end FHD+, as opposed to HD+ projects in an effort to yield higher revenue and better margin. As the Company entered 2019, equipped with its newly developed foundry capacity, the Company expected significant TDDI growth from these FHD+ projects during the second half of this year. Unfortunately, the strong growth from FHD+ projects it expected did not materialize due to accelerating adoption of AMOLED displays that, unlike TDDI displays, are able to take advantage of under-display fingerprint sensing technology. Facing the AMOLED competition, TDDI adoption is shifting more towards mid- to low-end models with HD+ resolution. Since the Company chose to focus on FHD+ in 2018, it passed on many HD+ opportunities and started 2019 with very low market share of HD+ solutions. As a result, it has not benefitted from the shift in the HD+ marketplace. The combined result was weaker than expected smartphone TDDI growth during the first nine months of 2019 and a muted outlook for the fourth quarter. That said, the Company expects to record more than 40% growth in this segment for the full-year 2019. Since these missteps Himax has worked hard to raise its visibility in the HD+ market and has already begun HD+ mass production with a top-tier end customer earlier this year. Himax has also expanded the HD+ coverage to further customers. Based on the current pipeline, its Q1 TDDI smartphone shipments will include significant amount of both FHD+ and HD+ products. The Company anticipates a strong rebound for Q1 2020 and robust growth for the whole of 2020. For the fourth quarter, it expects TDDI revenue to decline by more than 30% from the previous quarter.

Regarding TDDI for other applications, the Company’s solutions for tablet and automotive continue to make good progress. While it expects only small volume shipments in 2019, both represent better ASP and margin for its TDDI solutions long-term and the tablet products, in particular, are expected to deliver strong volume starting next year.

The Company’s traditional discrete driver IC sales into smartphones posted a slight sequential decline for the third quarter, versus its original expectation of a substantial decline, due to a Chinese smartphone maker’s delivery pull-in request. Despite this, it continues to see the traditional discrete driver ICs’ addressable market being quickly replaced by TDDI and AMOLED in smartphone. The Company expects traditional discrete driver ICs for smartphone to decrease substantially in the fourth quarter of 2019.

Combining TDDI and discrete drivers, Himax’s Q4 sales into the smartphone market is expected to decrease by around 25% sequentially.

A major development Himax is seeing is increasing utilization of the OLED display for smartphone, triggered by the growing AMOLED capacity and the under-display fingerprint technology which is only applicable in the AMOLED display for the time being. Himax has been collaborating closely with leading panel makers across China for AMOLED product development. While the Company does not expect revenue contribution anytime soon, it does believe AMOLED driver ICs will be one of the long-term growth engines for its small panel driver IC business.

In the automotive display segment, the slowing economy and rising concern over tariff have caused subdued new car sales across all major markets, particularly in China. However, Himax’s automotive business delivered a modest sequential growth in the third quarter as reported earlier. The Company expects the positive momentum will carry into the fourth quarter, attributable to market share gains of a certain of its customers. Q4 sales for this segment will increase by more than 15% sequentially. Looking forward, the overall automobile display market is forecast to increase from 2020 onward as the number of displays per vehicle continues to rise. While the Company does not expect the same kind of growth that it enjoyed in the past several years due to saturation in the automotive space, it believes that by capturing the demand for display specification upgrades the Company will deliver its automotive sales growth going forward. The market is quickly shifting towards a number of new technologies including higher resolution, in-cell touch, slim border, giant pillar-to-pillar screens, local dimming for higher contrast, and plastic AMOLED for free form design, all of which play to Himax’s advantage in advanced automotive display technologies. Himax is working closely with major automotive panel makers and leading tier-1 vendors over all of the technologies mentioned above.

Although the overall markets remain weak, Himax expects the tablet business to increase by around 35% in the fourth quarter mainly due to major earlier design-wins for high-end tablet going into mass production with a number of leading end customers. The design-wins include display driver IC with COF packaging for large-sized tablets with narrow borders and the Company’s world leading in-cell TDDI with active stylus functionality for tablet. Combining tablet and other consumer electronics businesses, the Company expects sales to increase by around 20% sequentially in the fourth quarter. The shipment momentum for these high-end design-wins will carry into next year.

For fourth-quarter, revenue for the small and medium-sized driver IC business is expected to be around flat sequentially.

Non-Driver Product Categories
WLO
As anticipated, the third quarter WLO revenue increased substantially thanks to a pickup in shipments to fulfill an anchor customer’s higher seasonal demand. The sequential shipment increase has led to higher capacity utilization, also resulting in positive contribution to Himax’s Q3 gross margin. Based on the customer’s shipment forecast, Himax expects a slightly lower shipment volume sequentially in the fourth quarter.

3D Sensing
In the smartphone segment, Himax has advanced its WLO optics solution to cover both structured light and time-of-flight (ToF) 3D sensing. Separately, as the Company reported in the last earnings call, its structured light-based 3D sensing total solution business targeting Android smartphone’s front-facing application was unsuccessful. The Company has since adjusted its structured light-based 3D sensing development to focus on applications for non-smartphone segments that require high level of depth accuracy. That the customer in non-smartphone segments almost always requires a total solution for 3D sensing also plays to Himax’s advantage. Looking at ToF-based 3D sensing solution for smartphone where its strategy is to provide WLO optics, Himax is seeing increasing ToF adoption by smartphone makers for rear-side cameras to enable advanced photography, distance/dimension measurement and 3D depth information generation to enable AR. Himax is actively pursuing smartphone makers’ ongoing ToF 3D sensing projects by teaming up with its ecosystem partners.

The Company’s non-smartphone engagements have been focused on smart door lock and industrial automation segments. It is collaborating closely with industry-leading facial recognition algorithm and application processor partners to develop new 3D sensing applications for smart door lock and have started design-in projects with certain end customers. The Company is in the process of revamping the solution based on customers’ technical requirements. Separately the Company is working with partners who wish to take advantage of its 3D sensing know-how to automate traditional manufacturing, thereby improving efficiency and reducing cost. Himax’s 3D solution for shoe factory automation production line, announced in August, has gained tractions among footwear OEMs, ODMs and machinery suppliers.

Ultra-low power smart sensing
WiseEye is the Company’s AI-based ultra-low power smart sensing solution. The demand for battery-powered smart device with AI intelligent sensing is rapidly growing. The Company’s total solution is built on Emza’s unique AI-based algorithm, on top of Himax’s proprietary computer vision processor and CMOS image sensor, all equipped with ultra-low power design. Currently laptop is the market of focus. Himax WiseEye 2.0 NB solution provides a ‘laptop-ready’ 3-in-1 RGB/IR/AI solution, respecting privacy while enhancing security for notebook users. The prototype the Company announced during Computex 2019 has been well received by leading CPU platform providers and laptop end customers who are now actively evaluating the technology. Himax is expected to demo the mass production version on laptops at the 2020 CES.

In addition to providing a total solution for ultra-low power smart sensing, Himax also provides individual parts of the total solution separately to address the market’s different needs. For example, the ultra-low power computer vision processor it developed as part of the WiseEye 2.0 NB solution can also be used for AIoT applications. The WiseEye WE-I Plus, the AI-enabled ASIC platform that the Company recently announced, can support popular machine learning frameworks for the system customer to develop a wide range of video and audio AI applications where power is a strict constraint and on-device memory is limited. Typical applications include smart home applications and surveillance systems.

CMOS Image Sensor
CMOS image sensor is another critical part of the WiseEye 2.0 NB solution that the Company just mentioned. To support the lean camera design and high-quality image needed for laptops with thin bezels, Himax has made a 2-in-1 sensor that offers the duo capabilities of high quality HD image capturing and ultra-low-power, low resolution visual sensing in one single sensor, the industry’s first with the innovative design. With this sensor, laptop makers can simplify their next generation product design and save costs by eliminating the need for an additional camera in their effort to offer context awareness for better user experience. In addition, Himax’s sensor has incorporated an RGB-IR design to enable Windows Hello facial recognition. The new CMOS sensor will be available by the end of 2019.

For the traditional human vision segments, Himax sees strong demand in notebooks, where Himax is one of the market leaders, and increased shipments for multimedia applications such as car recorders, surveillance, drones, home appliances, and consumer electronics, among others. Additionally, Himax has seen increased shipments and new design-wins in the automotive segment covering before-market solutions such as surround view and rear-view camera.

LCOS
Himax continues to focus on AR goggle devices and head-up-displays (HUD) for automotive. The Company’s technology leadership and proven manufacturing expertise has made us a preferred partner for customers in both areas for their ongoing engineering projects. Separately, one of Himax’s customers has recently announced an advanced LiDAR solution that utilizes the Company’s proven LCOS technology and tailor-made manufacturing service. This is another solid evidence of its leadership position in this complex emerging technology. LCOS represents a long-term growth driver for the Company.

For non-driver IC business, the Company expects revenue to decrease by around mid-single digits sequentially in the fourth quarter.

Fourth Quarter 2019 Guidance
The Company is providing the following financial guidance for the fourth quarter of 2019:

Net Revenue:	To be around flat sequentially
Gross Margin:	To be slightly up sequentially, depending on final product mix
IFRS Loss:	To be around 3.0 to 4.5 cents per diluted ADS
Non-IFRS Loss(1):	To be around 2.7 to 4.2 cents per diluted ADS
(1) Non-IFRS Loss excludes share-based compensation and acquisition-related charges

HIMAX TECHNOLOGIES THIRD QUARTER 2019 EARNINGS CONFERENCE CALL

DATE:	Thursday, November 7th, 2019
TIME:	U.S.	8:00 a.m. EST
	Taiwan	9:00 p.m.
DIAL IN:	U.S.	+1 (866) 444-9147
	INTERNATIONAL	+1 (678) 509-7569
CONFERENCE ID:	5086829
WEBCAST:	https://edge.media-server.com/mmc/p/gvgkpu3t

A replay of the call will be available beginning two hours after the call through 11:30 a.m. US EST on November 15th, 2019 (12:30 a.m. Taiwan time, November 16th, 2019) on www.himax.com.tw and by telephone at +1 (855) 859-2056 (US Domestic) or +1 (404) 537-3406 (International). The conference ID number is 5086829. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through November 7th, 2020.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices, home appliance and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,100 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel, and the US. Himax has 2,929 patents granted and 565 patents pending approval worldwide as of September 30th, 2019. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2018 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Sky Wang, Investor Relations
Himax Technologies, Inc.
US Tel: +1-949-585-9838 Ext.223
Fax: +1-312-445-3643
Email: sky_wang@himax.com.tw
www.himax.com.tw

Investor Relations - US Representative
Maili Bergman, Managing Director
MZ North America
Tel: 949-298-4320
Email:  HIMX@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended September 30,		Three Months Ended June 30,
	2019	2018	2019

Revenues	$164,254	$188,383	$169,318

Costs and expenses:
Cost of revenues	132,239	144,241	136,370
Research and development	29,156	32,129	28,302
General and administrative	6,053	5,635	6,155
Sales and marketing	4,447	5,588	4,436
Total costs and expenses	171,895	187,593	175,263

Operating income (loss)	(7,641)	790	(5,945)

Non operating income (loss):
Interest income	416	603	514
Changes in fair value of financial assets at fair value through profit or loss	(1)	(44)	24
Foreign currency exchange gains (losses), net	91	(285)	33
Finance costs	(634)	(378)	(545)
Share of losses of associates	(135)	(549)	(2)
Other income	19	9	24
	(244)	(644)	48
Profit (loss) before income taxes	(7,885)	146	(5,897)
Income tax expense	-	26	-
Profit (loss) for the period	(7,885)	120	(5,897)
Loss attributable to noncontrolling interests	705	769	746
Profit (loss) attributable to Himax Technologies, Inc. stockholders	$(7,180)	$889	$(5,151)

Basic earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$(0.042)	$0.005	$(0.030)
Diluted earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders*	$(0.042)	$0.005	$(0.030)

Basic Weighted Average Outstanding ADS	172,541	172,500	172,540
Diluted Weighted Average Outstanding ADS	172,541	172,530	172,561

* The diluted loss per ADS was not calculated because the potential ordinary shares are antidilutive.

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Nine Months Ended September 30,
	2019	2018

Revenues	$496,906	$532,599

Costs and expenses:
Cost of revenues	395,078	410,066
Research and development	87,815	92,613
General and administrative	17,730	16,173
Sales and marketing	13,246	15,701
Total costs and expenses	513,869	534,553

Operating loss	(16,963)	(1,954)

Non operating income (loss):
Interest income	1,492	1,824
Changes in fair value of financial assets at fair value through profit or loss	6	(68)
Foreign currency exchange gains (losses), net	401	(301)
Finance costs	(1,655)	(895)
Share of losses of associates	(96)	(2,492)
Other income	66	1,690
	214	(242)
Loss before income taxes	(16,749)	(2,196)
Income tax benefit	0	(396)
Loss for the period	(16,749)	(1,800)
Loss attributable to noncontrolling interests	2,099	1,906
Profit (loss) attributable to Himax Technologies, Inc. stockholders	$(14,650)	$106

Basic earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$(0.085)	$0.001
Diluted earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders*	$(0.085)	$0.001

Basic Weighted Average Outstanding ADS	172,541	172,499
Diluted Weighted Average Outstanding ADS	172,541	172,525

* The diluted loss per ADS was not calculated because the potential ordinary shares are antidilutive.

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Three Months Ended September 30,		Three Months Ended June 30,
	2019	2018	2019
Share-based compensation
Cost of revenues	$-	$66	$-
Research and development	60	3,037	13
General and administrative	22	367	2
Sales and marketing	10	513	5
Income tax benefit	(21)	(865)	(5)
Total	$71	$3,118	$15

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$276	$631	$471
Income tax benefit	(64)	(167)	(123)
Total	$212	$464	$348

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Nine Months Ended September 30,
	2019	2018
Share-based compensation
Cost of revenues	$-	$90
Research and development	86	3,152
General and administrative	26	385
Sales and marketing	19	540
Income tax benefit	(30)	(890)
Total	$101	$3,277

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$1,217	$1,123
Income tax benefit	(309)	(309)
Total	$908	$814

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	September 30, 2019	June 30, 2019	September 30, 2018
Assets
Current assets:
Cash and cash equivalents	$116,579	$92,857	$90,946
Financial assets at amortized cost	11,278	12,463	12,001
Financial assets at fair value through profit or loss	97	17,034	-
Accounts receivable, net	157,320	176,224	187,613
Inventories	167,581	188,535	145,812
Income taxes receivable	55	55	45
Restricted deposit	164,000	164,322	164,328
Other receivable from related parties	1,200	1,200	2,840
Other current assets	19,732	22,118	18,728
Total current assets	637,842	674,808	622,313
Financial assets at fair value through profit or loss	9,761	9,768	1,529
Financial assets at fair value through other comprehensive income	703	710	772
Equity method investments	4,036	4,102	9,356
Property, plant and equipment, net	141,835	117,544	109,198
Deferred tax assets	13,389	13,428	7,851
Goodwill	28,138	28,138	28,138
Other intangible assets, net	9,161	9,592	12,899
Restricted deposit	128	129	131
Other non-current assets	2,149	3,321	2,695
	209,300	186,732	172,569
Total assets	$847,142	$861,540	$794,882
Liabilities and Equity
Current liabilities:
Unsecured borrowings	$90,606	$77,025	$-
Secured borrowings	164,000	164,000	164,000
Financial liability at amortized cost	-	-	5,071
Accounts payable	114,825	134,224	141,553
Income taxes payable	1,618	1,613	1,839
Other payable to related party	2,620	2,360	2,250
Other current liabilities	37,458	38,174	37,799
Total current liabilities	411,127	417,396	352,512
Net defined benefit liabilities	149	149	1,123
Deferred tax liabilities	1,440	1,505	2,692
Other non-current liabilities	4,471	4,280	2,760
	6,060	5,934	6,575
Total liabilities	417,187	423,330	359,087
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	104,829	104,788	106,781
Treasury shares	(8,764)	(8,819)	(8,819)
Accumulated other comprehensive income	(1,334)	(869)	(1,820)
Retained earnings	229,507	236,687	236,299
Equity attributable to owners of Himax Technologies, Inc.	431,248	438,797	439,451
Noncontrolling interests	(1,293)	(587)	(3,656)
Total equity	429,955	438,210	435,795
Total liabilities and equity	$847,142	$861,540	$794,882

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended September 30,		Three Months Ended June 30,
	2019	2018	2019

Cash flows from operating activities:
Profit (loss) for the period	$(7,885)	$120	$(5,897)
Adjustments for:
Depreciation and amortization	6,004	5,180	6,209
Share-based compensation expenses	92	205	20
Changes in fair value of financial assets at fair value through profit or loss	1	44	(24)
Interest income	(416)	(603)	(514)
Finance costs	634	378	545
Income tax expense	-	26	-
Share of losses of associates	135	549	2
Inventories write downs	8,174	5,200	5,008
Foreign currency exchange losses (gains) of financial assets	182	167	(23)
	6,921	11,266	5,326
Changes in:
Accounts receivable	18,905	(11,327)	(71)
Inventories	12,780	(8,935)	(4,226)
Other receivable from related party	-	(37)	-
Other current assets	2,649	(461)	782
Accounts payable	(19,399)	12,691	(13,057)
Other payable to related party	260	50	(1,577)
Net defined benefit liabilities	-	(2)	(1)
Other current liabilities	2,180	(706)	(935)
Other non-current liabilities	200	(127)	-
Cash generated from operating activities	24,496	2,412	(13,759)
Interest received	213	265	845
Interest paid	(639)	(309)	(574)
Income tax paid	(86)	(165)	(4,229)
Net cash provided by (used in) operating activities	23,984	2,203	(17,717)

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(31,222)	(8,159)	(5,711)
Proceeds from disposal of property, plant and equipment	-	1	8
Acquisitions of intangible assets	(18)	(140)	(67)
Acquisitions of financial assets at amortized cost	(959)	(997)	(1,446)
Proceeds from disposals of financial assets at amortized cost	1,896	901	335
Acquisitions of financial assets at fair value through profit or loss	(4,339)	(6,858)	(34,537)
Proceeds from disposals of financial assets at fair value through profit or loss	21,287	6,939	17,634
Acquisition of a subsidiary, net of cash acquired	-	-	(400)
Proceeds from capital reduction of investment	17	-	30
Acquisitions of equity method investments	(129)	-	-
Decrease in refundable deposits	21	4	57
Releases of restricted deposit	323	1	3
Cash paid for loan made to related party	-	-	(1,200)
Cash received from loan made to related party	-	-	2,780

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended September 30,		Three Months Ended June 30,
	2019	2018	2019

Net cash used in investing activities	(13,123)	(8,308)	(22,514)

Cash flows from financing activities:
Payments of cash dividends	-	(17,210)	-
Pledge of restricted deposit	-	(17,000)	-
Proceeds from unsecured borrowings	60,000	20,000	77,006
Repayments of unsecured borrowings	(46,385)	(20,000)	(40,000)
Proceeds from secured borrowings	67,000	37,000	27,000
Repayments of secured borrowings	(67,000)	(20,000)	(27,000)
Payment of lease liabilities	(392)	-	(460)
Net cash provided by (used in) financing activities	13,223	(17,210)	36,546
Effect of foreign currency exchange rate changes on cash and cash equivalents	(362)	(219)	(211)
Net increase (decrease) in cash and cash equivalents	23,722	(23,534)	(3,896)
Cash and cash equivalents at beginning of period	92,857	114,480	96,753
Cash and cash equivalents at end of period	$116,579	$90,946	$92,857

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Nine Months Ended September 30,
	2019	2018

Cash flows from operating activities:
Loss for the period	$(16,749)	$(1,800)
Adjustments for:
Depreciation and amortization	18,533	15,458
Expected credit loss recognized on accounts receivable	-	190
Share-based compensation expenses	131	389
Gain on disposals of property, plant and equipment	(6)	-
Gain on re-measurement of the pre-existing relationships in a business combination	-	(1,662)
Changes in fair value of financial assets at fair value through profit or loss	(6)	68
Interest income	(1,492)	(1,824)
Finance costs	1,655	895
Income tax benefit	-	(396)
Share of losses of associates	96	2,492
Inventories write downs	17,932	11,721
Foreign currency exchange losses of financial assets	68	285
	20,162	25,816
Changes in:
Accounts receivable	31,696	972
Inventories	(22,952)	(22,333)
Other receivable from related party	-	(60)
Other current assets	(2,596)	(928)
Accounts payable	(35,675)	1,620
Other payable to related party	(1,177)	50
Net defined benefit liabilities	50	(29)
Other current liabilities	(777)	(1,017)
Other non-current liabilities	200	33
Cash generated from operating activities	(11,069)	4,124
Interest received	1,315	1,445
Interest paid	(1,675)	(661)
Income tax paid	(4,356)	(3,234)
Net cash provided by (used in) operating activities	(15,785)	1,674

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(43,193)	(44,454)
Proceeds from disposals of property, plant and equipment	14	1
Acquisitions of intangible assets	(114)	(343)
Acquisitions of financial assets at amortized cost	(3,286)	(4,029)
Proceeds from disposals of financial assets at amortized cost	3,034	1,958
Acquisitions of financial assets at fair value through profit or loss	(46,971)	(18,633)
Proceeds from disposals of financial assets at fair value through profit or loss	47,007	41,138
Acquisition of business	(700)	(700)
Acquisition of a subsidiary, net of cash acquired	(400)	(3,301)
Proceeds from capital reduction of investment	47	-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Nine Months Ended September 30,
	2019	2018

Acquisitions of equity method investments	(129)	-
Decrease in refundable deposits	88	9
Releases of restricted deposit	328	11
Cash paid for loan made to related parties	(1,200)	(780)
Cash received from loan made to related party	2,780	-
Income tax paid for disposal of financial assets at fair value through profit or loss	-	(2,187)
Net cash used in investing activities	(42,695)	(31,310)

Cash flows from financing activities:
Payments of cash dividends	-	(17,210)
Proceeds from issuance of new shares by subsidiary	-	11
Pledge of restricted deposit	-	(17,000)
Proceeds from unsecured borrowings	177,006	20,000
Repayments of unsecured borrowings	(106,385)	(20,000)
Proceeds from secured borrowings	131,000	64,000
Repayments of secured borrowings	(131,000)	(47,000)
Payment of lease liabilities	(1,356)	-
Net cash provided by (used in) financing activities	69,265	(17,199)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(643)	(242)
Net increase (decrease) in cash and cash equivalents	10,142	(47,077)
Cash and cash equivalents at beginning of period	106,437	138,023
Cash and cash equivalents at end of period	$116,579	$90,946

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Three Months Ended September 30,		Three Months Ended June 30,
	2019	2018	2019
Revenues	$164,254	$188,383	$169,318
Gross profit	32,015	44,142	32,948
Add: Share-based compensation – cost of revenues	-	66	-
Gross profit excluding share-based compensation	32,015	44,208	32,948
Gross margin excluding share-based compensation	19.5%	23.5%	19.5%
Operating income (loss)	(7,641)	790	(5,945)
Add: Share-based compensation	92	3,983	20
Operating income (loss) excluding share-based compensation	(7,549)	4,773	(5,925)
Add: Acquisition-related charges –intangible assets amortization	276	631	471
Operating income (loss) excluding share-based compensation and acquisition-related charges	(7,273)	5,404	(5,454)
Operating margin excluding share-based compensation and acquisition-related charges	(4.4%)	2.9%	(3.2%)
Profit (loss) attributable to Himax Technologies, Inc. stockholders	(7,180)	889	(5,151)
Add: Share-based compensation, net of tax	71	3,118	15
Add: Acquisition-related charges, net of tax	212	464	348
Profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	(6,897)	4,471	(4,788)
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	(4.2%)	2.4%	(2.8%)

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income (loss) excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Nine Months Ended September 30,
	2019	2018
Revenues	$496,906	$532,599
Gross profit	101,828	122,533
Add: Share-based compensation – cost of revenues	-	90
Gross profit excluding share-based compensation	101,828	122,623
Gross margin excluding share-based compensation	20.5%	23.0%
Operating loss	(16,963)	(1,954)
Add: Share-based compensation	131	4,167
Operating income (loss) excluding share-based compensation	(16,832)	2,213
Add: Acquisition-related charges – intangible assets amortization	1,217	1,123
Operating income (loss) excluding share-based compensation and acquisition-related charges	(15,615)	3,336
Operating margin excluding share-based compensation and acquisition-related charges	(3.1%)	0.6%
Profit (loss) attributable to Himax Technologies, Inc. stockholders	(14,650)	106
Add: Share-based compensation, net of tax	101	3,277
Add: Acquisition-related charges, net of tax	908	814
Profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	(13,641)	4,197
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	(2.7%)	0.8%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income (loss) excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Loss Per ADS Attributable to Himax Technologies, Inc. Stockholders Excluding Share-based Compensation and Acquisition-Related Charges: (Amounts in U.S. Dollars)

	Three Months Ended September 30,	Nine Months EndedSeptember 30,
	2019	2019
Diluted IFRS loss per ADS attributable to Himax Technologies, Inc. stockholders	($0.042)	($0.085)
Add: Share-based compensation per ADS	-	$0.001
Add: Acquisition-related charges per ADS	$0.001	$0.005

Diluted non-IFRS loss per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	($0.040)	($0.079)

Numbers do not add up due to rounding